UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022.

Commission File Number: 001-39071

ADC Therapeutics SA

(Exact name of registrant as specified in its charter)

Biopôle

Route de la Corniche 3B

1066 Epalinges

Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

ADC Therapeutics Announces Abstracts to be Presented at the Tenth Annual Meeting of the Society of Hematologic Oncology (SOHO 2022)

Initial safety run-in results from LOTIS-5 Phase 3 trial demonstrate ORR of 75% and 40% CR rate with no new safety signals

Cami pivotal Phase 2 data to be highlighted in encore oral and poster presentations

Lausanne, Switzerland, September 21, 2022 – ADC Therapeutics SA (NYSE: ADCT) today announced that ZYNLONTA® (loncastuximab tesirine-lpyl) and camidanlumab tesirine (Cami) abstracts have been accepted for presentation at the Tenth Annual Meeting of the Society of Hematologic Oncology (SOHO 2022), which will be held in Houston, Texas from September 28–October 1, 2022.

LOTIS-5 Initial Safety Run-In Results

LOTIS-5 is a Phase 3, randomized, open-label, two-part, two-arm, multicenter study of loncastuximab tesirine in combination with rituximab (Lonca-R) in patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL). Twenty patients were enrolled in part 1 in a nonrandomized safety run-in. In part 2, approximately 330 patients will be randomized 1:1 to receive Lonca-R or rituximab-gemcitabine-oxaliplatin (R-GemOx).

The 20 patients in the safety run-in were a median age of 74.5 years (range 35-93) and received a median of 1 previous therapy (range 1-6). As of the February 28, 2022, data cutoff:

•	The overall response rate by central review was 15/20 (75%). A total of 8/20 (40%) and 7/20 (35%) patients attained complete response and partial response, respectively.

•	The most common all-grade TEAEs, regardless of the relationship to the study treatment, were rash (5 [25%]), fatigue (4 [20%]), and increased gamma-glutamyl transferase (4 [20%]). The most common grade ≥3 TEAEs were increased gamma-glutamyltransferase (3 [15%]), increased alanine aminotransferase (2 [10%]), and neutropenia (2 [10%]).

These data will be presented in the following poster:

Initial Safety Run-In Results of the Phase 3 LOTIS-5 Trial: Novel Combination of Loncastuximab Tesirine With Rituximab (Lonca-R) Versus Immunochemotherapy in Patients With R/R DLBCL

Poster Number: ABCL-320

Details of ADC Therapeutics’ other poster presentations:

A Phase 2, Open-Label Study of Loncastuximab Tesirine in Combination with Rituximab (Lonca-R) in Previously Untreated Unfit/Frail Patients with Diffuse Large B-cell Lymphoma (DLBCL) (LOTIS-9) (Encore data, first time as presentation)

Poster Number: ABCL-272

Health-Related Quality of Life and Tolerability in Patients With/Without Skin Toxicity During Loncastuximab Tesirine Treatment in a Phase 2 Clinical Trial (LOTIS-2)

Poster Number: ABCL-316

Long-term survival projections of loncastuximab tesirine-treated patients in relapsed or refractory (R/R) diffuse large B-cell lymphoma (DLBCL) (Encore data, first time as presentation)

Poster Number: ABCL-334

Camidanlumab Tesirine: Updated Efficacy and Safety in an Open-Label, Multicenter, Phase 2 Study of Patients with Relapsed or Refractory Classical Hodgkin Lymphoma (R/R cHL) (Encore)

Poster Number: HL-339

All posters will be presented on Wednesday, September 28 from 5:05 to 6:30 p.m. CT in Ballroom of Americas on Level 2 of the Hilton-Americas Houston. Posters will remain in the poster hall for viewing throughout the day on Thursday and Friday. Online access to posters for registered attendees will begin on Thursday, September 29th.

Details of ADC Therapeutics’ oral presentation:

Camidanlumab Tesirine: Updated Efficacy and Safety in an Open-Label, Multicenter, Phase 2 Study of Patients with Relapsed or Refractory Classical Hodgkin Lymphoma (R/R cHL) (Encore)

Date and Time: Friday, September 30, 5:48-5:58 p.m. CT

Location: Grand Ballroom G-L, 4th floor

Presenter: Alex Herrera, MD, City of Hope, Duarte, California, USA

Session XII: Hodgkin Lymphoma

About ZYNLONTA® (loncastuximab tesirine-lpyl)

ZYNLONTA® is a CD19-directed antibody drug conjugate (ADC). Once bound to a CD19-expressing cell, ZYNLONTA is internalized by the cell, where enzymes release a pyrrolobenzodiazepine (PBD) payload. The potent payload binds to DNA minor groove with little distortion, remaining less visible to DNA repair mechanisms. This ultimately results in cell cycle arrest and tumor cell death.

The U.S. Food and Drug Administration (FDA) has approved ZYNLONTA (loncastuximab tesirine-lpyl) for the treatment of adult patients with relapsed or refractory (r/r) large B-cell lymphoma after two or more lines of systemic therapy, including DLBCL not otherwise specified, DLBCL arising from low-grade lymphoma and also high-grade B-cell lymphoma. The trial included a broad spectrum of heavily pre-treated patients (median three prior lines of therapy) with difficult-to-treat disease, including patients who did not respond to first-line therapy, patients refractory to all prior lines of therapy, patients with double/triple hit genetics and patients who had stem cell transplant and CAR-T therapy prior to their treatment with ZYNLONTA. This indication is approved by the FDA under accelerated approval based on overall response rate and continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial.

ZYNLONTA is also being evaluated as a therapeutic option in combination studies in other B-cell malignancies and earlier lines of therapy.

About Camidanlumab Tesirine (Cami)

Camidanlumab tesirine (Cami) is an antibody drug conjugate (ADC) comprised of a monoclonal antibody that binds to CD25 (HuMax®-TAC, licensed from Genmab A/S), conjugated to the pyrrolobenzodiazepine (PBD) dimer payload, tesirine. Once bound to a CD25-expressing cell, Cami is internalized into the cell where enzymes release the PBD-based payload, killing the cell. This applies to CD25-expressing tumor cells and also to CD25-expressing Tregs. The intra-tumoral release of its PBD payload may also cause bystander killing of neighboring tumor cells, and PBDs have also been shown to induce immunogenic cell death. All of these properties of Cami may enhance immune-mediated anti-tumor activity.

Cami is being evaluated in a pivotal Phase 2 clinical trial in patients with relapsed or refractory Hodgkin lymphoma and a Phase 1b clinical trial as monotherapy and in combination with pembrolizumab in solid tumors.

About ADC Therapeutics

ADC Therapeutics (NYSE: ADCT) is a commercial-stage biotechnology company improving the lives of those affected by cancer with its next-generation, targeted antibody drug conjugates (ADCs). The Company is advancing its proprietary PBD-based ADC technology to transform the treatment paradigm for patients with hematologic malignancies and solid tumors.

ADC Therapeutics’ CD19-directed ADC ZYNLONTA (loncastuximab tesirine-lpyl) is approved by the FDA for the treatment of relapsed or refractory diffuse large b-cell lymphoma after two or more lines of systemic therapy. ZYNLONTA is also in development in combination with other agents. Cami (camidanlumab tesirine) is being evaluated in a pivotal Phase 2 trial for relapsed or refractory Hodgkin lymphoma and in a Phase 1b clinical trial for various advanced solid tumors. In addition to ZYNLONTA and Cami, ADC Therapeutics has multiple ADCs in ongoing clinical and preclinical development.

ADC Therapeutics is based in Lausanne (Biopôle), Switzerland and has operations in London, the San Francisco Bay Area and New Jersey.

ZYNLONTA® is a registered trademark of ADC Therapeutics SA.

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Nos. 333-267293 and 333-267295) of ADC Therapeutics SA and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADC Therapeutics SA
Date: September 21, 2022

	By:	/s/ Michael Forer
	Name:	Michael Forer
	Title:	Executive Vice President and General Counsel